Exhibit 23.1

                    Consent of KPMG LLP Independent Auditors

The Board of Directors
NetObjects, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-79669, 333-32954, and 333-42038) on form S-8 of NetObjects, Inc. of our report dated November 3, 2000, except as to Note 14, which is as of December 22, 2000, relating to the consolidated balance sheets of NetObjects, Inc. and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended September 30, 2000, and the related financial statement schedule, which report appears in the September 30, 2000 annual report on Form 10-K of NetObjects, Inc. herein.

Mountain View, California
December 22, 2000